Exhibit 23

KPMG LLP
Suite 1900
150 West Jefferson
Detroit, MI 48226

Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated March 17, 2025, except for the change in the composition of the reportable segments and the related impacts discussed in Notes 1, 2, 14, and 16, as to which the date is August 7, 2025 with respect to the consolidated financial statements of Commercial Vehicle Group, Inc., incorporated herein by reference.
Detroit, Michigan
August 7, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.